UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-37915

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBITS

Exhibit	Description

99.1	Fortis Inc. Press Release dated December 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc. (Registrant)
Date: December 9, 2024	/s/ James R. Reid
	By:	James R. Reid
	Title:	Executive Vice President, Sustainability and Chief Legal Officer